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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-14443102

Nelnet Student Loan Trust 2008-2

Issuing Entity

(Exact name of issuing entity as specified in its charter)

Nelnet Student Loan Funding, LLC

Depositor

(Exact name of depositor as specified in its charter)

121 South 13th Street, Suite 201, Lincoln, NE 68508, (402) 458-2370

(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)

Series 2008-2 Class A-1 LIBOR Rate Notes

Series 2008-2 Class A-2 LIBOR Rate Notes

Series 2008-2 Class A-3 LIBOR Rate Notes

Series 2008-2 Class A-4 LIBOR Rate Notes

_____________________________________________________________________________________

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 7.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nelnet Student Loan Funding, LLC, as depositor, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 15, 2009
NELNET STUDENT LOAN FUNDING, LLC, as depositor
By: Nelnet Student Loan Funding Management Corporation, as
Manager and Special Member

By/s/ Jeffrey R. Noordhoek
Jeffrey R. Noordhoek, Vice President